FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  October 2, 2006

Commission File Number 0-22617

MINCO MINING & METALS CORPORATION

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

October 2, 2006

Minco Silver Corporation releases additional assay results and also announces the commission of preliminary economic analysis on its Fuwan Silver Project.

The Registrant is a majority shareholder of Minco Silver Corporation.

2.

Exhibits

2.1

News Release dated October 2, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

(Registrant)

/s/William Meyer

Date:    October 2, 2006

William Meyer

Chairman & Director

Exhibit 2.1

TSX: MSV
For Immediate Release	October 2, 2006

NEWS RELEASE

MINCO SILVER PROVIDES ADDITIONAL ASSAY

RESULTS ON ITS FUWAN SILVER PROPERTY

Minco Silver Corporation (the “Company” or “Minco Silver”) (TSX: MSV) is pleased to release additional assay results and to announce the commission of preliminary economic analysis on its Fuwan Silver Project.

Out of 34 holes (total 8,500 meters) drilled so far this year on the Fuwan deposit, the Company has released assay results for the first 17 holes (news releases dated March 3, May 10, and August 15). Assays results for additional six holes are provided in the table below, highlighted by drill hole FW0026 which returned 10.08 meters grading 295 g/t silver, 0.47g/t gold, 0.20% lead, and 0.67% zinc. Assay results for the remaining 11 drill holes are pending.

Hole No.	From (m)	To (m)	Intercept (m)	Average Grade
				Ag(g/t)	Au(g/t)	Pb(%)	Zn(%)
FW0012	128.16	134.03	4.48	253.9	0.15	0.31	0.11
	140.37	146.65	6.28	155.6	0.12	0.10	0.49
	201.00	203.20	2.20	154.0	0.20	0.20	1.08
FW0014	236.92	240.62	3.70	143.5	0.12	0.09	0.48
	266.15	271.02	4.87	76.1	0.04	0.18	0.84
	287.00	288.20	1.20	228	0.07	1.27	0.52
FW0015	42.29	43.09	0.80	118.0	0.10	0.60	0.53
	50.40	52.44	2.04	81.6	0.10	0.12	0.35
	55.59	56.69	1.10	152.0	0.09	0.04	0.04
FW0026	285.06	295.14	10.08	295.8	0.47	0.20	0.67
	301.14	306.39	5.25	236.4	0.06	0.42	0.80
FW0028	277.11	277.47	0.36	292.0	0.06	0.13	0.68
	289.01	289.49	0.48	152.0	0.04	0.11	0.16
FW0029	268.87	270.92	2.05	97.1	0.11	0.08	0.21
	289.06	289.46	0.40	1413.0	0.18	0.95	2.44

Drill core was split using a diamond saw following geological logging. The split core samples were then sealed by Minco geologists and shipped to PRA’s Kunming Lab for sample preparation and assayed for Ag, Au, Pb and Zn. Silver was assayed with fire assay and Pb and Zn were assayed with acid digestion and AA finish. Assay results were further checked at PRA’s Vancouver lab as an internal check.

Reference materials were inserted by Minco staff geologists as a further assay control. About 20% samples were selected by Minco geologist and were re-analysed at commercial labs in Vancouver. The assay data provided by PRA is considered acceptable.  This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

Since early September, Minco Silver’s geologists began data compilation and report preparation for the Phase I and II programs at Fuwan. A preliminary economic evaluation will be commissioned shortly to determine project viability and the initial mining area. A program comprising more detailed infill drilling, geotechnical and hydrological studies, metallurgical testing, and environmental base-line studies, will be designed to be initiated in October, 2006.

About Minco Silver

Minco Silver Corporation is a TSX-listed company focusing on the acquisition and development of silver dominant projects in China. The Company is the exclusive vehicle for pursuing silver opportunities in China pursuant to a strategic alliance agreement between Minco Mining and Metals Corporation (TSX:MMM/AMEX:MMK) and Silver Standard Resources (TSX:SSO).  For more information on Minco Silver and its properties, please visit the website at www.mincosilver.ca or contact Mark Orsmond at 1-888-288-8288 or (604) 688-8002 info@mincosilver.ca.

ON BEHALF OF THE BOARD

“William Meyer”

Chairman

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  The Company undertakes no obligation and has no intention of updating forward-looking statements.